SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No.  )*


                  ENERGY CONVERSION DEVICES, INC.
              _______________________________________
                         (Name of Issuer)


                           Common Stock
              _______________________________________
                  (Title of Class of Securities)


                             292659109
              _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                         Page 1 of 8 Pages

CUSIP NO. 292659109             13G       Page 2 of 8 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE ASSOCIATES, INC.
    52-0556948

2   Check the Appropriate Box if a Member of a Group*
                                                       (a) ____
    NOT APPLICABLE                                     (b) ____

3   SEC Use Only

    ____________________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of      5  Sole Voting Power
    **
Shares            -0-

Beneficially   6  Shared Voting Power
    **
Owned By Each     -0-

Reporting      7  Sole Dispositive Power
    **
Person            801,700

With           8  Shared Dispositive Power

                  -0-

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    801,700

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    6.1%

12  Type of Reporting Person*

    IA
               *SEE INSTRUCTION BEFORE FILLING OUT!
          **Any shares reported in Items 5 and 6 are also
                        reported in Item 7.

CUSIP NO. 292659109             13G       Page 3 of 8 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE NEW HORIZONS FUND, INC.
    52-0791372

2   Check the Appropriate Box if a Member of a Group*
                                                       (a) ____
    NOT APPLICABLE                                     (b) ____

3   SEC Use Only
    ______________________________

4   Citizenship or Place of Organization

    Maryland

Number of      5  Sole Voting Power
    **
Shares            800,000

Beneficially   6  Shared Voting Power
    **
Owned By Each     NONE

Reporting      7  Sole Dispositive Power
    **
Person            NONE

With           8  Shared Dispositive Power

                  NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    800,000

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    6.1%

12  Type of Reporting Person*

    IV
               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.

SCHEDULE 13G
PAGE 4 OF 8

Item 1(a) Name of Issuer:

          Reference is made to page 1 of this Schedule 13G

Item 1(b) Address of Issuer's Principal Executive Offices:

          1675 West Maple Road, Troy, Michigan 48084

Item 2(a) Name of Person(s) Filing:

          (1)   T. Rowe Price Associates, Inc. ("Price
                Associates")

          (2)   T. Rowe Price New Horizons Fund, Inc.

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
          Schedule 13G is being filed on behalf of each of them.

Item 2(b) Address of Principal Business Office:

          100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c) Citizenship or Place of Organization:

          (1)   Maryland

          (2)   Maryland

Item 2(d) Title of Class of Securities:

          Reference is made to page 1 of this Schedule 13G

Item 2(e) CUSIP Number: 292659109


Item 3    The person filing this Schedule 13G is an:

  X       Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940

  X       Investment Company registered under Section 8 of the
          Investment Company Act of 1940

CUSIP 292659109
PAGE 5 OF 8

Item 4    Ownership                               Deemed
                                                Outstanding
                                                   And
                                               Beneficially
                                Units         Owned Directly
                                Deemed          Subject to
                             Beneficially       Warrants &
                                Owned           Conversion
                               Directly         Privileges        Total
                             ____________     ______________     _______

(1) WITH RESPECT TO
    PRICE ASSOCIATES
    (includes shares
    reported in
    (2) below):

    (a) Amount
        Beneficially
        Owned . . . . . .     401,700              400,000          801,700

    (b) Percent of
        Class . . . . . . . . . . . . . . . . . . . . . .              6.1%

    (c) Number of
        units as
        to which
        such
        person has: . . .  ___________          ___________          ______

          (i)  *sole power
               to vote or
               to direct
               the vote . . .      -0-              -0-                -0-

         (ii)   *shared power
                to vote or
                to direct
                the vote . . .     -0-              -0-                -0-

        (iii)   *sole power
                to dispose or
                to direct the
                disposition
                of . . . . .       401,700            400,000        801,700

         (iv)   *shared power
                to dispose or
                to direct the
                disposition
                of . . . . .       -0-              -0-               -0-

(2) WITH RESPECT TO                                    CUSIP 292659109
     T. Rowe Price New Horizons Fund, Inc.              Page 6 of 8 Pages



    (a) Amount
        Beneficially
        Owned . . . . . .          400,000           400,000         800,000

    (b) Percent of
        Class . . . . . . . . . . . . . . . . . . . . . .               6.1%

    (c) Number of
        units as
        to which
        such person
        has . . . . . . .       ___________        ___________        ______

          (i) *sole power to
              vote or to
              direct the
              vote . . . .         400,000          400,000          800,000

         (ii) *shared power
              to vote or
              to direct
              the vote . . .         -0-               -0-             -0-


        (iii) *sole power
              to dispose or
              to direct the
              disposition
              of . . . . .           -0-              -0-              -0-


         (iv) *shared power
              to dispose or
              to direct the
              disposition
              of . . . . .           -0-              -0-              -0-



*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).

SCHEDULE 13G
PAGE 7 OF 8

Item 5  Ownership of Five Percent or Less of a Class.

  X     Not Applicable.

_____ This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has
        (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6 Ownership of More than Five Percent on Behalf of Another
       Person

       (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

              The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

              Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

       (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent
       Holding Company.

       Not Applicable.

Item 8 Identification and Classification of Members of the Group.

       Not Applicable.

SCHEDULE 13G
PAGE 8 OF 8

Item 9  Notice of Dissolution of Group.

        Not Applicable.

Item 10 Certification.

        By signing below I (we) certify that, to the best of my
        (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

        After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999           Dated: February 12, 1999


T. ROWE PRICE NEW HORIZONS         T. ROWE PRICE ASSOCIATES, INC.
        FUND, INC.


By: /s/ Carmen F. Deyesu           By: /s/ Henry H. Hopkins
    Carmen F. Deyesu,                  Henry H. Hopkins,
    Treasurer                          Managing Director


Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/1998
                                                     EXHIBIT A


                             AGREEMENT

                   JOINT FILING OF SCHEDULE 13G


    T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and T. Rowe Price New Horizons Fund, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

    It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

    It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


Dated: February 12, 1999           Dated: February 12, 1999


T. ROWE PRICE NEW HORIZONS         T. ROWE PRICE ASSOCIATES, INC.
        FUND, INC.


By: /s/ Carmen F. Deyesu           By: /s/ Henry H. Hopkins
    Carmen F. Deyesu,                  Henry H. Hopkins,
    Treasurer                          Managing Director